FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. ("JED")

Suite 2200, 500 B 4th Avenue S.W.

Calgary, Alberta  T2P 2V6

ITEM 2   Date of Material Change:

June 1, 2006

ITEM 3   News Release:

A news release was issued on June 2, 2006 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced the first closing of US$34,325,000 of a US$50 million private placement of convertible debt and equity instruments, and amendments to an existing convertible debt instrument, including a reduction in the conversion price.

ITEM 5   Full Description of Material Change:

JED announced the closing of the placement of US$34,325,000 of 10% Senior Subordinated Convertible Notes.  All documents for the closing are dated May 31, 2006 and funds were released from escrow on June 1, 2006.  The Convertible Notes were sold through Axiom Capital Management, Inc. of New York acting as the placement agent, to qualified investors outside of Canada, primarily in the United States.  The placement agent will receive a commission of 5% of the gross proceeds and reimbursement of its expenses.

The Convertible Notes bear interest at the rate of 10% per annum, payable quarterly, and mature on February 1, 2008.  The outstanding principle and interest may be converted at any time at the holder’s option into common shares of the Company at a conversion price of US$16.00 per share.  Notes outstanding on the maturity date will be redeemed by the Company.  There are penalty provisions if the Company does not comply with the terms of the Convertible Notes.  In the event of certain new equity issues by the Company, holders of the Convertible Notes have a right of first refusal to participate, on a pro rata basis, in such new issues.  The Convertible Notes are unsecured and are subordinated to the credit facility granted by JED’s senior commercial financial institution.

The net proceeds from the placement of the Convertible Notes to the Company after payment of a 5% commission to the placement agent and the expenses of the offering, estimated to be approximately $32.2 million, will be used to reduce its senior credit facility, and to finance the previously announced 2006 drilling program.

In August 2003 the Company issued a similar 10% Senior Subordinated Convertible Note in the amount of $20 million, of which $1 million has been converted to common shares.  In connection with the current private placement, the 2003 note was amended to have the identical terms of the Convertible Notes in the 2006 private placement, including the reduction of the conversion price into JED common shares to $16.00 per share from $20.00 per share.  In addition the holder of the 2003 note was granted the right to convert the outstanding principle amount to Series B Convertible Preferred shares.  It is expected that a substantial portion of the 2003 note will be converted to the Series B Convertible Preferred shares.  To date, there are commitments to convert over $14 million to the Series B Convertible Preferred Shares.

JED also announced that the balance of the previously announced US$50 million placement, being US$15,675,000, is being sold through the issuance of Series B Convertible Preferred Shares at US$16.00 per share, which is scheduled to close in the next week.  The Preferred Shares bear dividends of 10% per annum, payable quarterly, which at the holder’s option are payable in cash or common shares; the principle amount may be converted at any time at the holder’s option into common shares on a one-for-one basis, and the principle amount plus accrued and unpaid dividends of any shares outstanding on February 1, 2008 will be redeemed by the Company for cash.

JED also announced amendments to an existing convertible note.  In August 2005 the Company issued a similar 10% Senior Subordinated Convertible Note in the amount of US$20 million, of which US$1 million has been converted to common shares.  In connection with the current private placement, the 2005 note was amended to have the identical terms of the Convertible Notes in the 2006 private placement, including the reduction of the conversion price into JED common shares to US$16.00 per share from US$20.00 per share.  In addition the holder of the 2005 note was granted the right to convert the outstanding principle amount to Series B Convertible Preferred shares.  It is expected that a substantial portion of the 2005 note will be converted to the Series B Convertible Preferred shares.  To date, there are commitments to convert over $14 million to the Series B Convertible Preferred Shares.  (In the Company’s news release referenced in item 3 above, the 2005 note is erroneously described as the “2003 note”.)

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Reg J. Greenslade, Chairman of JED, is knowledgeable about the material changes set forth herein and can be reached at (403) 213-2507.

ITEM 9   Date of Report:

Dated at Calgary, Alberta on June 2, 2006.